Flexible Solutions Intl Inc.
Common Shares
33938T104
June 30, 2004


CUSIP 33938T104
1. Sprott Asset Management Inc.
   Suite 2700, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J1
   Canada

2. n/a

3.

4. Ontario, Canada

5. 1,133,644

6. 27,627

7. 1,133,644

8. 27,627

9. n/a

10. n/a

11. n/a

12. BD


Item 1
(a) Flexible Solutions Intl Inc.
(b) 2614 Queenswood Drive
    Victoria, BC
    V8N 1X5
    Canada

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 2700, South Tower
    Royal Bank Plaza
    P.O. Box 27
    Toronto, Ontario  M5J 2J1
    Canada
(c) Canadian
(d) Common Shares
(e) 339838T104

Item 3
n/a

Item 4
(a) n/a
(b) n/a
(c) (i) 1,133,644
    (ii) 27,627
    (iii) 1,133,644
    (iv)  27,627

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
July 9, 2004
Neal Nenadovic
Chief Financial Officer